September 3, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 4720

Mark L. Bibi
Secretary and General Counsel
Life Sciences Research, Inc.
P.O. Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

> **Re:** **Schedule 13E-3 Filed August 11, 2009**
> **Filed by Life Sciences Research, Inc., Lion Holdings, Inc. Lion**
> **Merger Corp. LAB Holdings LLC, Andrew H. Baker, Focused**
> **Healthcare Partners, LLC**
> **File No.: 005-62457**
>
> **Life Sciences Research, Inc.**
> **Preliminary Proxy Statement Filed on Schedule 14A**
> **Filed on August 11, 2009**
> **File No.: 001-32615**
>
> **Life Sciences Research, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed on March 16, 2009**
> **File No.: 001-32615**
>
> **Life Sciences Research, Inc.**
> **Definitive Proxy Statement Filed on Schedule 14A**
> **Filed on April 9, 2009**
> **File No.: 001-32615**

Dear Mr. Bibi:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the proxy statement.

Schedule 13E-3, filed August 11, 2009

1. Rule 13e-3 requires that each affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish the required disclosures. We note references on the cover page of the proxy statement and elsewhere to Mr. Baker "and his affiliates." Please identify for us all affiliates in addition to the ones disclosed on the cover page of the Schedule 13E-3. We may have further comment.

Item 16. Exhibits

2. Please file the following agreements as exhibits to your Schedule 13E-3.

   - Equity Commitment Letter with LAB Holdings; and
   - Financing Agreement dated as of March 1, 2006 by and among Life Sciences Research Inc., certain of its subsidiaries and unidentified lenders.

Schedule 14A, filed August 11, 2009

General

3. We note disclosure throughout the proxy statement that Parent expects to offer to executive officers of the Company an opportunity to exchange their Shares and options in the Company for equity securities of Parent. Please note that to the extent such persons accept such offer, they would appear to be engaged in the transaction for purposes of Exchange Act Rule 13e-3 and should be named as filing persons on your Schedule 13E-3.

4. Please revise the proxy statement and form of proxy to clearly mark them as "Preliminary Copies." Please refer to Rule 14a-6(e)(1).

5. Please delete all references to "arms-length negotiations." References to arms-length negotiations are inappropriate in a going private transaction by affiliates.

6. We note that you seek confidential treatment for certain portions of Exhibit 99(c)(1) which you omit from your public filing. Please be advised that comments relating to your request for confidential treatment will be provided under separate cover.

Cover Page

7. Please revise the reference to the majority voting approval threshold here, and elsewhere in your filing, to disclose the percentage number of unaffiliated shares, given the 18.4% owned by Mr. Baker, that would be required to vote in favor of the transaction for it to be approved.

Summary Term Sheet

8. Item 1001 of Regulation M-A requires that the summary term sheet provide the shareholders with sufficient information to understand the essential features and significance of the proposed transaction. Please include in an appropriate location within this section the most recently practicable market price of the Company's shares.

The Merger

Can the Merger Agreement be terminated?, page 7

9. We note that the Company may terminate the Merger Agreement if "Parent or Merger Sub breaches the Merger Agreement." Please revise this bullet point on page 8 to disclose the amount of the termination fee due in this instance. Please note that we are not referring to the bullet point which discusses willful or intentional breach of the Merger Agreement by the Parent or Merger Sub.

10. We note your reference to "Parent Confidentiality Documents" on page 9. Please describe in your response letter the material terms of the Parent Confidentiality Documents and supplementally provide the Parent Confidentiality Documents for the Staff's review. Also advise us in your response letter why such documents need not be filed as exhibits pursuant to Item 1016 of Regulation M-A. Please include in such response a specific discussion of Item 1016(d) and Item 1005(e) of Regulation M-A. We may have further comments.

Questions About The Fairness of the Merger and Conflicts of Interest

Did the Special Committee receive any independent advice regarding the Merger?, page 10

11. We note your disclosure here and on page 28 that Plymouth Partners provided its opinion to the Special Committee for the "sole benefit and use of the Special Committee" in evaluating the fairness of the merger consideration. It is not appropriate for the financial advisor to disclaim liability. Please revise to delete these disclaimers.

Did Messrs. Baker or Cass participate in any deliberations of the Board of Directors regarding the Merger?, page 10

12. We note your statement on page 10 that "Messrs. Baker and Cass attended the meeting of the Board of Directors during which the recommendation of the Special Committee was presented, but abstained from voting on the Merger." Please expand your statement to disclose whether either Mr. Baker or Mr. Cass participated in deliberations during the meeting of the Board of Directors in which the recommendation of the Special Committee was presented. Please also advise why Mr. Cass abstained from such vote along with Mr. Baker given that he is not named as a filing person on your Schedule 13E-3.

What is Mr. Baker's current relationship with the Company?, page 11

13. Please expand your disclosure here and in relevant portions of your filing to state the approximate percentage of outstanding shares Mr. Baker will own in Parent following the exchange.

Special Factors

Background of the Merger and Special Committee Proceedings, page 18

14. We note your disclosure on page 18 that the Board of Directors received a letter from Mr. Baker regarding his interest in exploring the feasibility of financing an acquisition of the Company on February 17, 2009. If Mr. Baker indicated in that letter the amount of consideration he would consider offering to acquire the Company, please disclose such information in the proxy statement.

15. We note your disclosure on page 20 that Plymouth Partners responded to inquiries by several parties that had contacted the Company to express an interest in pursuing alternatives to the Initial Baker Offer. In addition, page 21 indicates that seven potential bidders had been provided access to the data room and several other parties began the process of negotiating confidentiality agreements with the Company. If any of the parties indicated the amount of consideration it would consider offering to acquire the Company, please disclose such information in the proxy statement.

16. Please revise to disclose your share price leading up to and after the March 3, 2009 written offer from Mr. Baker and the June 9, 2009 formal bid from Mr. Baker.

17. We note your disclosure that one strategic alternative to acquisition you considered was maintaining the company's status quo as an independent public company. Please expand your disclosure to state the reason the Special Committee rejected this alternative. Although you state on page 25 in "Position of the Special Committee as to the Fairness of the Merger," a subsection not incorporated by reference into Item 7, that "any alternative involving maintaining the Company as an independent public company would be subject to the risks and uncertainties associated with the Company's future performance," please note that such statement is not considered sufficient disclosure. Please refer to Item 1013(b) of Regulation M-A, including Instruction 1.

Position of the Special Committee as to the Fairness of the Merger, page 25

18. Please address how the Special Committee, or any filing person relying on the financial advisor's opinion, was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than the Excluded Persons, rather than all security holders unaffiliated with the Company.

The Special Committee's Determination, page 28

19. Please advise whether the conditions described in clauses (a) and (b) of this paragraph and the subsequent paragraph relating to the board approval have been satisfied.

Approval and Recommendation of the Board of Directors, page 28

20. We note your disclosure on page 28 that the Board of Directors determined that the transaction was in the "best interests" of the Company and its stockholders and disclosure on page 35 that the Acquiring Parties believe that the terms and

conditions of the Merger are substantively and procedurally fair to the Company and to its stockholders (other than the holders of the Excluded Shares). Please revise here and throughout the filing to expressly disclose whether the Company and the Acquiring Parties reasonably believe that the Merger is substantively and procedurally fair to *unaffiliated* stockholders. See Item 1014(a) of Regulation M-A and see Question Nos. 19 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

21. The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the board expressly adopted the recommendation of the Special Committee in reaching the decision to approve the Merger. Please further disclose whether the board of directors expressly adopted Plymouth Partners' discussion found on pages 28-34. Note, that to the extent the board did not adopt Plymouth Partner's discussion and analysis, or the Special Committee's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of the Acquiring Parties. We note, for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (ii), (vi) or (viii) of Instruction 2 to Item 1014 and Item 1014(c) and (d) or explain in detail why such factors were not deemed material or relevant. Similarly, the discussion of the factors considered by the Acquiring Parties on pages 35 through 37 does not appear to address the factors described in clauses (ii) through (vi) and (viii) of Instruction 2 to Item 1014 and Item 1014(c) and (d) or explain in detail why the factors were not deemed material or relevant.

Opinion of Financial Advisor to the Special Committee, page 28

22. It is your responsibility to summarize accurately. Please revise the second paragraph of this Section to delete the portion of the sentence indicating that the summary of Plymouth Partners' opinion is qualified in its entirety by reference to the full text of the opinion. You can direct investors to read the entire proxy statement for more complete discussions. Please make corresponding changes to similar disclosure regarding the summaries of the merger agreement on page 50 and general contracts and agreements on page 78.

23. We note your disclosure on page 28 that indicates that in arriving at its opinion, Plymouth Partners reviewed "certain internal financial and operating information with respect to the business, operations and prospects of the Company" in addition to the projections that are disclosed on pages 30-34. Please revise your proxy statement to describe this information.

24. We note that Plymouth Partners performed both a Selected Publicly Traded Companies and Selected Precedent Transactions analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these companies and transactions. Also, indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

25. We note that the Selected Precedent Transactions Analysis computed enterprise value as a multiple of the latest reported twelve months revenue. Please clarify the twelve month period used for the Company.

26. We note that page 38 of Plymouth Partners' presentation to the special committee, filed as exhibit (c)(1) to the Schedule 13E-3, indicates an implied per share range approximately equal to the range disclosed in the Selected Precedent Transactions Analysis table on page 32 of the proxy statement. Such range appears to have been calculated by applying the Company Discount to the Selection Transaction EBITDA multiple of 7x, 8x and 9x. Please explain why these three multiples were used given the mean, median, high and low LTM EBITDA Multiples disclosed on page 37 of exhibit (c)(1).

27. Please revise to indicate how Plymouth Partners arrived at the terminal multiples used in the Discounted Cash Flow Analysis and exit multiples used in the Illustrative Leveraged Buyout Analysis. Also show how the information from the Illustrative Leveraged Buyout Analysis resulted in the Implied Per Share Equity Reference Range for the Company as it is not apparent from review of exhibit (c)(1) to Schedule 13E-3.

28. We note the paragraph preceding the section entitled "Miscellaneous" on page 33. Please expand this paragraph to disclose the findings and recommendations, if any, resulting from such analysis. We refer you to Item 1015(b)(6) of Regulation M-A.

29. We note your disclosure on pages 33-34 that a "significant portion" of the $3.05 million fee payable to Plymouth Partners is contingent upon the consummation of the Merger. Please revise to disclose the "significant portion" as a percentage of the fee, and address the potential conflicts of interest associated with this fee structure.

Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the
Merger, page 34

30. It appears that many of the factors cited in support of the timing of the transaction
have been present for some time. Please revise to provide expanded disclosure
regarding the reasons behind each filing persons' choice to engage in the
transaction *at this time* as opposed to any other time in the Company's public
company history. Please refer to Item 1013(c) of Regulation M-A. This
comment applies equally to the disclosure on page 37 indicating the reasons for
the Acquiring Parties undertaking the transaction at this time.

31. The description required by Item 1013(d) of Regulation M-A must include a
reasonably detailed discussion of the benefits and detriments of the Merger to the
Company, its affiliated and *unaffiliated* security holders, and the benefits and
detriments must be quantified to the extent practicable. Current disclosure in the
sections entitled "Effects" on pages 34 and 37 do not appear to adequately address
this disclosure requirement as to *unaffiliated* security holders. Please expand the
disclosure in this section accordingly. See Instruction 2 to Item 1013 of
Regulation M-A.

Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of
the Merger, page 37

32. We note your disclosure regarding the reasons why the Acquiring Parties believe
that it is best for the Company to operate as a privately held entity. Please expand
your filing to provide a specific discussion of the current structure of the Merger
Agreement, including the $8.50 offering price, the ability of the Company to
receive competing bids from third parties, and the termination provisions, and
disclose the reasons for this structure. Please refer to Item 1013(c) of Regulation
M-A.

33. Please disclose the effect of the Merger on the Acquiring Parties' interest in the
net book value and net earnings of the Company, in terms of both dollar amounts
and percentages. Please refer to paragraph (d) and Instruction 3 to Item 1013.

The Merger

Proxy Solicitation, page 40

34. We note your disclosure on page 40 that proxies may be solicited over the
Internet. Please tell us whether the company plans to solicit via internet chat
rooms, and if so, tell us which websites it plans to utilize.

35. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding.

36. We note your disclosure that "directors, officers and employees" of the Company will solicit proxies. Please identify the class of employees that will be used in connection with the transaction. Please refer to Item 1009(b) of Regulation M-A.

Merger Financing, page 41

37. We note your disclosure of a list of conditions to debt financing on page 42. You indicate that this list is not exhaustive. Please ensure that your disclosure lists all material conditions to the financing. Please refer to Item 1007(b) of Regulation M-A.

38. Please refer to your discussion of debt financing. Please expand your disclosure of your loan agreements to describe the identity of the parties to the loan agreement, including those parties to whom the loans will be syndicated, the term and the stated and effective interest rates, as well as any plans or arrangements to finance or repay the loan. Please refer to Item 1007(d) of Regulation M-A.

39. Section 1 of exhibit (b)(1) of Schedule 13E-3 references a "Sponsor Letter." Please explain what this is in your response letter, and if applicable, provide the disclosure required by Item 1007 of Regulation M-A and file it as an exhibit in accordance with Item 1016(b) of Regulation M-A.

40. Please advise us whether the Company is deemed to be in breach of section 8(a)(ii) of exhibit (b)(1) of Schedule 13E-3 given that the existence of the debt financing letter has been disclosed and its contents filed as an exhibit.

Interests of Certain Persons in the Merger; Potential Conflicts of Interest, page 43

41. Please expand your disclosure of "Change in Control Severance Payments" on page 44 to quantify the severance payments payable to Messrs. Baker, Bibi, Cass, Griffiths and Michaelson in the event of a change in control.

42. We note your statement on page 45 that as a result of the Merger, options to purchase as many as 554,008 shares held by the company's directors and executive officers may be cashed out, and employees and directors also hold 9,000 shares of restricted stock in the aggregate. Please expand your disclosure to disclose the number of stock options and restricted stock held by each executive officer.

43. We note your statement on page 45 that the company's directors and officers may receive an aggregate payment of as much as $3,636,841 as a result of their options being cashed out in the Merger, and an aggregate payment of $76,500 with respect to shares of restricted stock accelerated and cancelled. Please revise your disclosure to quantify the amounts receivable by each executive officer.

44. Please expand your disclosure to quantify, for each executive and director, the total amounts payable as a result of the Merger, taking into account LTIP Payments, Change in Control Severance Payments, Acceleration of Stock Options and Restricted Stock, and Equity Investments in Parent.

Certain Legal Matters, page 48

45. Please update your disclosure regarding "Merger Related Litigation" as of the most recent practicable date.

Information About the Company

Directors and Executive Officers of the Company, page 65

46. Please disclose Mr. Baker's country of citizenship in accordance with Item 1003(c)(5) of Regulation M-A.

Selected Consolidated Financial Data, page 68

47. It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A, and if material, pro forma data for the summarized financial information specified in Item 1010(c) disclosing the effect of the transaction. See Item 1010(c)(6). To the extent you believe pro forma information is not material, please explain why.

Projected Financial Information, page 69

48. Please revise to disclose the approximate date on which the financial projections provided in this section were last updated by management. Also, disclose who was responsible for preparing these projections and indicate what role, if any, Mr. Baker played in formulating these projections.

Other Matters

Prior Stock Purchases and Other Transactions, page 76

49. Please expand footnote 1 of the table regarding "Prior Stock Purchases by the Acquiring Parties" to quantify the aggregate consideration paid by Mr. Baker in each transaction.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business

General

50. Please expand your disclosure in this section to provide a more specific description of your business. Specifically, please disclose the following information:

- Please disclose how you market your services to potential customers.
- Please disclose the source of your materials and supplies.

Please refer to Item 101(c)(1) of Regulation S-K. If you have any supply agreements, please file them as exhibits to your Form 10-K, or provide a legal analysis as to why these agreements need not be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Description of Business

Pharmaceutical and Biotechnology

Market Growth

51. Please refer to the following disclosure in this section:

- "It is estimated that the pharmaceutical industry annual drug development spending is around $80 billion per year and has had a long term growth rate of roughly 10% per annum."
- "Approximately 20% of this is devoted solely to pre-clinical testing."
- "The Company believes that approximately 20-25% of the pre-clinical spending is outsourced which means that the Company is today competing in a market of as much as $3.5 billion."

> Please expand your disclosure to provide a source for this information. We note your statement that PharmaProjects is the source of other numerical facts related to the pharmaceutical industry. If PharmaProjects is also the source of the information highlighted above, please so disclose.

Non-Pharmaceutical

Backlog

52. We note your disclosure that you have an aggregate backlog at December 31, 2008 of $142 million. Please expand your disclosure to indicate the portion of the backlog not reasonably expected to be filled within the fiscal year. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

Item 1A. Risk Factors

"Reliance on transportation"

53. We note your disclosure that the company is reliant on transport for the movement of materials and supplies. Please expand your disclosure in this risk factor to provide more information regarding how you use any transportation system. Please also provide the requested information in the Business section.

54. If you have any written agreements with a third party providing transportation services to you, please describe the material terms of the agreement in the Business section and file the agreements as exhibits to your Form 10-K, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

"The Company relies on third parties for important services"

55. We note your disclosure that the company depends on third parties to provide it with services critical to its business. Please expand your disclosure in this risk factor to provide more information regarding how you use these critical services. Please also provide the requested information in the Business section.

56. If you have any written agreements with these third parties, please describe the material terms of the agreements in the Business section and file the agreements as exhibits to your Form 10-K, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

57. We note your disclosure that there are securities authorized for issuance under equity compensation plans that were not approved by LSR stockholders. Please expand your disclosure to briefly describe the material features of these equity compensation plans that were not approved by LSR stockholders. Please refer to Item 201(d)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Managements' Report on Consolidated Financial Statements and Internal Control

58. We note your statement that "Company's management concluded that its internal control over financial reporting as of December 31, 2008 was effective and adequate to accomplish the objectives described above." The "and adequate to accomplish the objectives described above" wording appears to be more limited that the requirement under Rule 308 of Regulation S-K to provide Management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal controls over financial reporting.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

59. Please quantify the impact of the change in accounting policy for your cash and cash equivalents on your cash and cash equivalents and short-term investments balances for the fiscal year ended December 31, 2008 and disclose the basis for your conclusion that this policy is appropriate under U.S. GAAP.

Note 5. Acquisitions, Goodwill and Intangible Assets

60. You disclose that "an independent third party valuation was performed, of the Services Company as of the acquisition date…" While you are not required to make reference to the use of independent third party valuation firm, when you do, you must also disclose the name of the independent third party valuation firm. If you include their name in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consent.

Note 7. Income Taxes

61. Please disclose the amount of your unrecognized benefit and the disclosure required in paragraph 21 of FIN 48 as applicable. In addition, please disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that you believe are essentially permanent in duration because the earnings will be indefinitely reinvested in accordance with paragraph 44c of FAS 109 or state that determination is not practicable.

62. Please revise your disclosure for your rate reconciliation between the US statutory rate and the effective rate to clarify what the line item "change in estimate" represents and explain any major changes in this line item for the periods presented.

Item 15. Exhibits and Financial Statement Schedules

63. We note that you have described the material terms of the following agreements but have not filed them as exhibits to your Form 10-K:

   - 2001 Equity Incentive Plan
   - 2007 Long Term Incentive Plan, as amended
   - Employment Agreement with Andrew Baker
   - Sale and Leaseback Agreements with Alconbury Estates Inc.

   Please file these agreements as exhibits prior to the clearance of outstanding comments on the Schedule 13E-3, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Schedule 14A, filed on April 9, 2009

Compensation Discussion and Analysis

Annual Review of Executive Compensation

64. We note your disclosure that the Compensation Committee reviews compensation information for selected small cap healthcare companies outside the CRO industry in determining compensation for each of your executive officers. If you engaged in benchmarking, identify the peer companies you used in the analysis and explain how you selected these companies. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Closing Comments

       As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Senior Accountant, at (202) 551-3614 if you have any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Perry Hindin, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3444 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3715.

                  Sincerely,

                  Jeffrey Riedler
                  Assistant Director